Via Facsimile and U.S. Mail
Mail Stop 6010

April 15, 2008

Mr. Daniel Movens
Chief Executive Officer
Caraco Pharmaceutical Laboratories, Ltd.
1150 Elijah McCoy Drive
Detroit, MI 48202

Re: **Caraco Pharmaceutical Laboratories, Ltd.**
        Form 10-K for the Year Ended March 31, 2007
        Filed May 14, 2007
        File No. 001-31773

Dear Mr. Movens:

        We have reviewed your March 31, 2008 response letter to our March 18, 2008 comment letter and have the following comments. Please amend your filing to comply with these comments and the comments in our March 18th letter. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In comment three below, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments and/or request that you further amend your filing.

Form 10-K – March 31, 2007

Item 1. Business, page 1

Sun Pharmaceutical Industries Limited, page 4

1.   We have reviewed your response to prior comment 1. Please revise your summary of the oral agreement with Sun Pharma in Attachment 1 to provide more information regarding its supply of raw materials and formulations to the company. For example, please provide the following information:

        •   The name of the raw materials which Sun Pharma has agreed to supply;

- Describe the formulations, including each of the products to which the formulations relate;
- Please clarify whether there is an agreement by either party to exclusively supply or exclusively purchase any of these materials or formulations;
- Please clarify whether there is an agreement with regard to the term and/or termination of this agreement; and
- To the extent material, please provide any established pricing information for these materials and formulations.

Please also discuss any difficulties you would face in replacing Sun Pharma, including any difficulties a new party would face in providing the raw materials, formulations and equipment that Sun Pharma currently provides. If you don't think these difficulties would be a barrier to entering into a new agreement with a new partner you should explain why this is so.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Annual Bonus, incorporated from page 12 of the definitive proxy statement filed 7/30/07

2.   We have reviewed your response to prior comment 9. You have not (a) quantified the sales goals necessary to be achieved for each of your named executive officers to earn their annual cash incentive awards or (b) named the products and quantified the sales goals to be achieved as part of your senior vice president of business strategies' annual cash incentive awards. Please disclose the specific sales targets and name the products and the specific sales goals associated with those products. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Mr. Daniel Movens
Caraco Pharmaceutical Laboratories, Ltd.
April 15, 2008
Page 3

Financial Statements, page F-1

Notes to Financial Statements, page F-10

Research and Development Costs, page F-10

3. Refer to your response to comment four. Please tell us the uncertainties existing after attaining bioequivalency in filing the ANDA and in getting it approved by the FDA after filing the ANDA. Include in your response a chronology of events beginning with attaining bioequivalency to FDA approval describing the nature and extent of uncertainties existing along the way. Describe for us any issues you have experienced in getting ANDA's approved.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney at (202) 551-3575 or Jeff Riedler, Assistant Director at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant